SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    --------
                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          Independence Holding Company
             (Exact Name of Registrant as Specified in Its Charter)


              Delaware                                         58-1407235
(State of Incorporation or Organization)                     (I.R.S. Employer
                                                            Identification no.)

    96 Cummings Point Road, Stamford, CT                           06902
   (Address of Principal Executive Offices)                      (Zip Code)



      Title of each class                      Name of each exchange on which
      to be registered                           class is to be registered
      -------------------                      ------------------------------

      Common stock, $1.00 par value            New York Stock Exchange


   If this form relates to the registration of a class of securities pursuant to
   Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |X|

   If this form relates to the registration of a class of securities pursuant to
   Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |_|

   Securities Act registration statement file number to which this form relates:
   Not applicable.

   Securities to be registered pursuant to Section 12(g) of the Act:  None.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered
         -------------------------------------------------------

         This registration statement relates to the common stock, $1.00 par value, of Independence Holding Company (the "Company").

         Voting and Meetings of Stockholders
         -----------------------------------

         All shares of common stock have equal non-cumulative voting rights of one vote per share. Special meetings of stockholders may be called by the board of directors of the Company, the chairman of the board of directors, the executive committee of the board of directors or the president of the Company. A special meeting must be called upon receipt by any of them or the secretary of the Company of a written request signed by the holders of record of a majority of the shares of stock that would be entitled to vote on the matter or matters specified in the request if the meeting were held on the date the request is received and the record date were the preceding day. Except as required by law, the holders of record of a majority of the shares of stock entitled to be voted at a meeting constitutes a quorum for the transaction of business at a meeting. Directors are elected by plurality vote. Each matter, other than election of directors, is decided by a majority of votes cast.

         Any action that may be taken at a meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be required to take the action at a meeting at which all shares entitled to vote on the matter were present and voted.

         Dividends and Distributions
         ---------------------------

         Subject to the provisions of any series of preferred stock that may at the time be outstanding, the holders of shares of common stock are entitled to receive such dividends as may be declared from time to time by the board of directors. In the event of the liquidation of the Company, or upon distribution of its assets, after the payment in full of such preferential amounts to which any holders of preferred stock may be entitled, the remaining assets of the Company available for distribution to stockholders will be distributed ratably among the holders of the outstanding shares of common stock, subject to any participating or similar rights of holders of preferred stock. Holders of the common stock have no conversion, preemptive, exchange, preference or redemption rights.

         Directors
         ---------

         The number of directors constituting the board is determined by the vote of a majority of the board. The board of directors is not classified. Directors elected at an annual meeting serve until the next annual meeting and until their successors are elected and qualified. Vacancies and newly created directorships may be filled by a majority of directors then in office. Directors need not be stockholders of the Company. Any director may be removed, with or without cause, by the vote or written consent of the holders of a majority of shares entitled to vote in the election of directors. To the fullest extent permitted by Delaware law, a director of the Company is not liable to the Company or its stockholders for monetary damages for breach of fiduciary duties. This does not include breach of a director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, liability under Section 174 of the Delaware General Corporation Law or a transaction in which a director derived an improper personal benefit.

         Preferred Stock
         ---------------

         The board of directors of the Company is authorized at any time to provide for the issuance of shares of preferred stock to the extent of the shares of preferred stock authorized in the Company's charter. The preferred stock may be issued in one or more series and with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as stated in the resolution or resolutions providing for the issue of such preferred stock adopted by the board of directors.

         Delaware Section 203
         --------------------

         The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the transaction in which the interested stockholder became such was approved in advance by the board of directors of the corporation or the business combination is approved by stockholders in a specified manner. A "business combination" includes mergers, assets sales and certain other transactions involving the corporation resulting in a disproportionate benefit to the interested stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns beneficially, or owned beneficially within the prior three years, 15% or more of the corporation's voting stock.

Item 2.  Exhibits
         --------

         Not applicable.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              Independence Holding Company


                              By: /s/ David T. Kettig
                                 ---------------------------
                                 David T. Kettig
                                 Vice President and Chief
                                 Administrative Officer



Date:   July 13, 2004